Filed Pursuant to Rule 424(b)(3)

File No. 333-239559

MODERN CAPITAL FUNDS TRUST

Shares of Beneficial Interest

Class A Shares – MCTOX

Class ADV Shares - MCTDX

Supplement dated June 26, 2023

to the

Prospectus dated August 1, 2022

Statement of Additional Information dated August 1, 2022

More Information About the Portfolio Managers

The following information is added to the: (i) “PORTFOLIO MANAGERS” section on page 20 of the Class A Shares and Class ADV Shares of the Prospectus immediately after the second full paragraph of that section; and (ii) “INVESTMENT ADVISER” section on pages 33-34 of the Statement of Additional Information immediately after the fourth full paragraph of that section:

Pursuant to the Portfolio Management Agreement dated October 26, 2020, between Messrs. Lowenberg and Montalbano and the Adviser, Messrs. Lowenberg and Montalbano manage the investment portfolio of the Fund and provide such portfolio management services to the Fund as independent contractors. Messrs. Lowenberg and Montalbano are each an investment adviser representative of the Adviser and, as such, are subject to the supervision and control of the Adviser. They are not employees of the Adviser or the Trust.

Messrs. Lowenberg and Montalbano each receive from the Adviser a fixed fee for providing portfolio management services to the Fund equal to 25.0% of the monthly investment advisory fee paid by the Fund to the Adviser, net of reductions in fees due to any expense cap which may be in effect as of the time in which the fees are earned. In addition, the Adviser pays Messrs. Lowenberg and Montalbano for certain expenses they incur including certain of their registration fees, costs associated with bonding requirements and errors and omissions insurance, travel and entertainment expenses associated with the Fund, and costs associated with operating their business operations.

Messrs. Lowenberg and Montalbano have agreed to indemnify the Adviser for certain actions, damages and expenses, as specified in the Portfolio Management Agreement.

Update to the Fund’s Administrator, Accountant and Transfer Agent

The Nottingham Company has resigned as the Fund’s Administrator and Accountant. Gryphon Fund Group, LLC and has replaced The Nottingham Company as the Fund’s Fund Administrator and Accountant.

The following information replaces the first five paragraphs under Transfer Agent, Fund Accounting Agent and Administrator on pages 37 and 38 of the SAI:

Fund Accountant and Administrator. The Gryphon Fund Group, LLC, located at 3000 Auburn Drive, Suite 410, Beachwood, Ohio, 44122, serves as administrator and fund accountant to the Fund pursuant to the Master Services Agreement.

The sixth sentence under Transfer Agent, Fund Accounting Agent and Administrator on page 38 of the SAI is replaced with the following:

The following shows the total dollar amounts that the Fund paid to its former administrator for the initial year ending March 31, 2022:

Change in Independent Public Registered Public Accounting Firm

The first sentence under Independent Public Registered Public Accounting Firm on page 39 of the SAI is replace with the following:

The Fund’s independent registered public accounting firm is Tait, Weller & Baker LLP, located at 50 South 16th Street, Suite 2900, Philadelphia, Pennsylvania 19102.

Change in Officer of the Trust

Kristof Wild has been appointed as Secretary of the Trust. References to Tracie Coop and related information on page 31 of the SAI have been removed.

This Supplement and the Fund’s Prospectus SAI provide information that you should know before investing in the Fund and should be retained for future reference. The Prospectus and SAI has been filed with the Securities and Exchange Commission and are incorporated herein by reference. These documents are available upon request and without charge by calling (800) 773-3863.

Please retain this Supplement for future reference.